ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

June 28, 2024

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company

Response to SEC comments for Initial Registration Statement on Form N-6

File No. 333-275837

Dear Ms. Choo

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), we have set forth below responses to the Staff comments received on June 10, 2024, in connection with the above-referenced initial registration statement on Form N-6, file no. 333-275837 (the “Registration Statement”), filed by the Company on December 1, 2023, under the Securities Act of 1933, as amended.

We have restated each of the staff’s comments below and followed each comment with the Company's response. All agreed upon changes mentioned herein are reflected in a Pre-Effective Amendment to the Registration Statement filed today, and this letter has been filed via a Correspondence filing on Edgar. Additionally, we will provide the Staff with a courtesy copy of this letter and a redlined prospectus via email.

GENERAL

PROSPECTUS

Special Terms

1.	In response to Comments 20, 32 and 79 the Company states that "the Minimum Segment Guaranteed Interest Rate is 0, "at this time the Company has no intentions of offering a different rate", and "If the Company modifies the Segment Guaranteed Interest Rate to a number greater than 0%, the prospectus will be supplemented accordingly.

When discussing the Minimum Segment Guaranteed Interest Rate, in addition to stating that the rate will never be less than 0%, please also state that it is currently 0%.

Response: Revisions have been made to address the Staff’s comment.

2.	Please clarify that in the definition of “Segment Guaranteed Interest” and elsewhere, as appropriate in disclosure, that this is currently $0.

Response: Revisions have been made to address the Staff’s comment.

Important Information You Should Consider About the Contract

Investments

3.	Per Item 8(a) of Form N-6, please disclose all material state variations and intermediary specific variations in the prospectus. This information may be provided in an appendix with appropriate cross-references.

Response: The Company respectfully submits that it has, in fact, disclosed all material features of the offering. The material state variations are listed in the applicable section of the prospectus. Additionally, all product features are available under the policy to any investor regardless of his/her distribution firm. We do not “white label” the policy for any specific distributor. We adamantly disagree that Item 8(a) is intended to cover distributor-driven product adaptations that are not priced, designed and/or fully administered by us.

To this end, in practice, certain of our distribution partners are unwilling to make available, either for suitability, fiduciary or business reasons, certain features available under the policy and described in the prospectus. The distribution partners handle the restrictions on their end. If requested, we may provide manual review of applications and inform the partner if we see applications that elect features they do not want to make available, and it's on the partner to work with the client to change the application. It is important to note that a distributor's decision not to make a given feature available is wholly unilateral and not reflective of our offering. It is also important to note that any manual review of distributor-driven product restrictions are applicable strictly during the application process. We do not monitor for or support any distributor adaptations post-sale, e.g., if a distributor restricts allocation to a certain index at the point of sale, we will not restrict it upon reallocation.

Further, some distribution firms restrict availability of a product feature without our knowledge and/or support. For this reason, it has been industry practice for years (which was later validated through staff guidance and regular registration statement comments) to put investors on notice that they may be working with a distribution firm that restricts certain features.

The Company is hopeful that the staff agrees that Item 8 disclosure is not appropriate in these situations. Should the staff continue to believe some disclosure is needed, we will need a better understanding of the scope of the staff's request, as well as a period of time in order to ensure (if even possible) that any such disclosures are accurate and complete.

Risks Associated with Indexed Fixed Options

4.	In the final sentence of the section that discusses how the IRS might view access to an ETF linked Index Strategy, if not already addressed in the prospectus, please add disclosure on the potential negative implications of this uncertainty. Please add a cross-reference to the relevant discussion.

Response: Revisions have been made to address the Staff’s comment.

Death Benefit Qualification Tests

5.	The examples, as revised, do not support the statements under Comparing the Death Benefit Qualification Tests that the Death Benefit under the Cash Value Accumulation test is generally higher than Guideline Premium Test. In fact, the figures in the examples comparing results under the Cash Value Accumulation test and the Guideline Premium Test are exactly the same. Please revise the examples to show the dollar impact of choosing one test vs the other.

Response: Revisions have been made to address the Staff’s comment.

Monthly Deductions

6.	Please disclose, in this subsection on page 62, how deductions are taken from the various accounts.

Response: Revisions have been made to address the Staff’s comment.

Indexed Fixed Options

7.	We reiterate our comment to disclose in Indexed Fixed Options and elsewhere in the prospectus, as appropriate, which Indexed Fixed Options will always be available. In this regard, we note that Pacific Life includes disclosure in its S-1 registration statement on which indexed linked option will always be available.

Response: Respectfully, we decline to include such disclosure. We believe it is appropriate to eliminate such disclosure and “commitment” for the reasons set forth below.

(1)	None of the fixed index options offered in Protector Plus VUL meet the definition of a “security” under federal securities laws and the options are subject to standard non-forfeiture laws. Pacific Life’s RILA product – and the indexed options offered therein - does meet the definition of a security and such options are not subject to standard non-forfeiture laws.

(2)	Relatedly, all index options offered in Protector Plus do not have any downside exposure. Unlike RILA products, where we understand the Staff has been making this comment (or alternatively requiring the guarantee of one specific index option), there is no associated risk of loss. The owner is not making decisions related to downside loss risk exposure, in terms of a certain level or a certain downside crediting feature.

(3)	Our further understanding is that even with RILA products, other issuers have successfully overcome this comment in connection with combo products. There is no need to guarantee an indexed strategy because there are other types of investment options, i.e., variable investment options. This is similar for Protector Plus. Even if all indexed options were discontinued, an owner would have the ability to allocate to a variable investment option or the fixed account. Again, we note this is a difference between this product and Pacific Life’s RILA product, which only offers indexed options.

(4)	Any such guarantee would be non-contractual.

We hope that the Staff agrees with our reasoning above. Should the Staff wish to discuss this comment further, please let me know as soon as reasonably possible.

8.	Please clarify in the disclosure that because the Minimum Segment Guaranteed Interest Rate is 0%, it will have no effect on Segment Indexed Interest, if any, credited at the end of a Segment.

Response: Revisions have been made to address the Staff’s comment.

Appendix: State Law Variations

9.	Regarding the third sentence, all material state variations must be disclosed in the prospectus. Please add a statement to this effect in this Appendix.

Response: Revisions have been made to address the Staff’s comment.

* * * *

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (949) 219-3268 or email me at alison.ryan@pacificlife.com if there are any further issues. Thank you.

Sincerely,

/s/ Alison Ryan

Alison Ryan

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